NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: JPMorgan Chase & Co.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

JPMorgan Chase & Co. [NYSE:JPM]: Due to the Company’s Failure to Set Net-Zero by 2050 Targets, Realign Fossil Fuel Financing and Policies to Limit Global Warming to 1.5°C, and Measure and Disclose Climate Impact:

●	Vote AGAINST Chair and Chief Executive Officer James Dimon (Item 1.E), and
●	Vote AGAINST Lead Director Stephen B. Burke (Item 1.B).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

JPMorgan is the world’s largest financier of fossil fuels, funneling $317 billion into fossil fuel companies from 2016-20, 33% more than the second-place bank.1 It also conducted more tar sands oil lending and underwriting than the other big five U.S. banks combined over 2016-20 and is a major player in the financing of fracking, coal mining and liquefied natural gas.2

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable.

Failure to set net-zero targets

Net-zero by 2050 commitment for financed emissions	X

As of March 2021, JPMorgan has no clear commitment to net-zero by 2050 for all financed emissions. The company has stated that it has “adopt[ed] a financing commitment that is aligned with the goals of the Paris Agreement,” but its statement falls short of committing the bank to reducing its financed emissions to net-zero by 2050. It has yet to establish any firm targets reducing its financed emissions, indicating only that it will “establish intermediate emissions targets for 2030 for its financing portfolio” in 2021 and that those targets will focus on the oil and gas, electric power, and automotive manufacturing sectors only.3 JPMorgan recently announced that it would share an update and additional information on its Paris-aligned strategy with the release of its annual ESG report this May.4

Fossil fuel financing and policies not aligned with 1.5°C pathways

Lack of robust near-term exclusion policies for fossil fuel intensive projects, in particular Arctic and tar sands oil and gas, and coal mining and power production	X

JPMorgan has adopted only very limited “exclusion” policies, allowing it to remain the largest U.S. banker for tar sands oil and Arctic oil and gas projects. JPMorgan is also a leading funder of fracking, coal mining and liquefied natural gas.5 It has announced plans to halt lending for companies that derive more than half their revenue from coal extraction and for new “greenfield” Arctic fossil fuel development projects.6 Beyond coal mining companies, JPMorgan does not exclude funding for coal power companies or tar sands oil. The company’s exclusions are narrowly circumscribed. For example, its policy declares in bold print a “Prohibition on development of greenfield coal mines,” but qualifies this by saying it will merely apply “enhanced due diligence to transactions with diversified mining and industrial companies where proceeds will be used to finance new coal mining capacity.”7

Recently, JPMorgan announced plans to finance $1 trillion over 10 years toward green initiatives that support climate change action.8 However, the announcement made no mention of near-term exclusion policies for fossil fuel intensive projects. Accelerating the deployment of solutions for cleaner sources of energy, without fossil fuel exclusion policies, will serve to only offset the effects of the company’s fossil fuel financing rather than facilitate the transition to a low-carbon economy.

Failure to measure and disclose climate impact

Disclose and measure climate impact and financed emissions through a rigorous and accepted framework	X

JPMorgan is not a member of Partnership for Carbon Accounting Financials,9 an industry-led partnership that facilitates transparency and accountability of the financial industry to the Paris Agreement.10 A section titled “Measurement and Industry Engagement” in the bank’s Paris-aligned financing announcement indicates only that it, “aim[s] to evaluate its clients’ carbon intensity” and is “exploring ways to most effectively address all emissions, including Scope 3 emissions.”11 This falls short of a commitment to disclose and measure the full extent of the bank’s financed emissions and therefore the climate impact of its activities.

Additional governance concerns

The JPMorgan Board continues to resist calls for an Independent Chair, despite substantial shareholder support for such a reform. Shareholders have proposed the creation of an Independent Board Chair policy nine times since 2010, including in 2020.12 The 2020 proposal was supported by holders of 41.9% shares voted “for” and “against” the proposal,13 and proxy advisors Institutional Shareholder Services and Glass, Lewis & Co. recommended that their clients vote for it.14 CEO Jamie Dimon continues to lead the Board that oversees him, even as a majority of the S&P 500 have separated the roles of CEO and Chair.15 Shareholders will again have the opportunity to vote on this proposal at the 2021 annual meeting (Item 7).16

Conclusion: JPMorgan has failed to set net-zero targets, realign its fossil fuel financing with limiting warming to 1.5°C, or commit to fully measure and disclose its climate impact. Therefore, we recommend that shareholders vote AGAINST Chair and Chief Executive Officer James Dimon (Item 1.E) and vote AGAINST Lead Director Stephen B. Burke (Item 1.B) at the company’s annual meeting on May 18, 2021.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is a systemic, escalating, and irreversible crisis––for which corporate boards urgently need to take responsibility. The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net-zero by 2050 at the latest.17 That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, executive pay, and policy influence to those targets.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole, and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks, and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool –– their proxy voting power––to vote against directors. Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

In particular, major asset managers like BlackRock and Vanguard, who hold outsized voting power at the majority of S&P 500 companies, must use their power to oppose directors on boards who have failed to take up this leadership.

Action this year is critical, and momentum is growing to oust the directors who are ill-equipped to lead companies to rapid decarbonization. In 2020, a coalition successfully pushed for Lee Raymond, the chief architect of ExxonMobil’s climate denial strategy, to lose his position leading the JPMorgan Chase board of directors.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against these directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Four Key Sectors Are Critical To Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for dark money used to influence critical climate policies, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net-zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Banks

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Given the capital intensity of the oil and gas, utility, and automotive manufacturing industries, financial services companies have a crucial role to play in decarbonizing those and other sectors.

Target setting

The first step for any U.S. bank in aligning its activities with limiting warming to 1.5°C is committing to reducing its Scope 3 financed emissions to net-zero by 2050 at the latest. While many banks have yet to disclose interim targets, banks should at a minimum indicate their plan for establishing short- and medium-term milestones, including science-based interim targets for 2025 and 2030 by the end of 2021.

Key data sources:

-	Science-Based Targets Initiative[18] (SBTI), Companies list[19] and Sector Guidance[20]
-	Carbon Disclosure Project[21] (CDP), search company survey responses[22]
-	Rainforest Action Network (RAN), Banking on Climate Chaos report[23]

Fossil fuel financing and policies

Bank exclusion policies for fossil fuel expansion provide the most direct indicator for whether banks are taking the near-term steps necessary to realign their financing activities with a 1.5°C world. Financing for any continued expansion of coal power and coal mining must cease, both for new projects and the companies behind those projects, and coal financing must be rapidly phased out between now and 2030. Arctic and oil sands extraction is inconsistent with limiting warming to 1.5°C, economically unviable due to elevated production costs, and fraught with additional environmental and human rights risks; best practice among global banks restricts financing in these areas, as first steps on financing for the oil and gas industry.24

Key data sources:

-	Rainforest Action Network (RAN), Banking on Climate Chaos report[25]

Disclosures and measurement

Given the challenges in appropriately measuring and disclosing the full scope of banks’ financed emissions, banks must move immediately to put in place a process for measuring and disclosing climate impact. A key indicator of any bank’s commitment to doing so is whether it has joined the Partnership for Carbon Accounting Framework (PCAF), the leading international effort to develop and standardize robust greenhouse gas emissions accounting standards for financial institutions.26 Membership in PCAF requires a financial institution to measure and disclose greenhouse gas emissions associated with its loans and investments within three years, using standardized accounting methodologies, to enable alignment with the Paris Agreement.27

Key data sources:

-	Partnership for Carbon Accounting Framework signatories[28]
-	Rainforest Action Network, Banking on Climate Chaos report[29]

1 https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf (“RAN 2021”), p.7 http://bankingonclimatechaos.org

2 RAN 2021, pp. 4, 8-9 and 50-51.

3 https://www.jpmorganchase.com/ir/news/2020/adopts-paris-aligned-financing-commitment For an analysis of the shortcomings of JPMorgan’s commitment, see Analysis at https://www.ran.org/wp-content/uploads/2020/10/Briefer_-Response-to-JPMorgan-Chase%E2%80%99s-Paris-Alignment-Announcement.pdf

4 https://www.jpmorganchase.com/ir/news/2021/jpmorgan-chase-sustainable-development

5 RAN 2021, http://bankingonclimatechaos.org pp.4 6-7.

6 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/environmental-and-social-policy-framework.pdf, p. 4

7 Ibid, p. 6.

8 https://www.jpmorganchase.com/ir/news/2021/jpmorgan-chase-sustainable-development

9 https://carbonaccountingfinancials.com/financial-institutions-taking-action#overview-of-financial-institutions, accessed on 3/13/21.

10 https://carbonaccountingfinancials.com/about Note: three major US banks have “committed” to measure and disclose the GHG emissions associated with their portfolios – Morgan Stanley, Bank of America and Citigroup

11 https://www.jpmorganchase.com/ir/news/2020/adopts-paris-aligned-financing-commitment

12 https://www.sec.gov/Archives/edgar/data/19617/000138713120003979/mja-px14a6g_041720.htm at 10

13 Note: this calculation excludes abstentions https://www.sec.gov/ix?doc=/Archives/edgar/data/0000019617/000001961720000339/ots8k05202020agm.htm

14 accessed via https://www.proxyinsight.com/

15 https://assets.ey.com/content/dam/ey-sites/ey-com/en_us/topics/cbm/ey-2020-monthly-cgbtn-june.pdf

16 https://www.sec.gov/Archives/edgar/data/0000019617/000001961721000275/a2021proxystatement.htm, pp. 103-104.

17 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, https://www.ipcc.ch/sr15/

18 https://sciencebasedtargets.org/

19 https://sciencebasedtargets.org/companies-taking-action

20 https://sciencebasedtargets.org/sectors

21 https://www.cdp.net/en

22 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=

23 https://www.ran.org/bankingonclimatechaos2021/

24 https://carbontransfer.wpengine.com/wp-content/uploads/2019/09/Capex-report-2019_Infographic.pdf ; https://www.ran.org/funding_tar_sands/

25 https://www.ran.org/bankingonclimatechaos2021/

26 https://carbonaccountingfinancials.com/financial-institutions-taking-action

27 https://carbonaccountingfinancials.com/join-pcaf

28 https://carbonaccountingfinancials.com/financial-institutions-taking-action

29 https://www.ran.org/bankingonclimatechaos2021/